Exhibit 99.1

CERTIFICATE OF INCORPORATION

Business Corporations Act (CQLR, chapter S-31.1)

I attest that the legal person

9374-8572 Québec Inc.

was incorporated pursuant to the Business Corporations Act (Québec) on March 8, 2018.

Filed in the register on March 8, 2018

under Québec Registration Number 1173501751.

(Signed)

Registraire des entreprises

Registraire des entreprises	REZ-904 (2017-04)

Articles of Incorporation

1	Name of the corporation

A designated numeric name has been requested.

Version(s) of the name of the corporation in any other language other than French, if any

2	Share capital

Unlimited number of Common Shares, without par value.

3	Restrictions of transfer of securities or shares, if any

Schedule – Restrictions on Security Transfers

4	Number of directors

Fixed number

or

Minimum 1

Maximum 10

5	Restrictions on activities, if any

6	Other dispositions, if any

Schedule – Other Provisions

7	Date and time attributed to this certificate, if any

Date    Hour

8	Founders

Surname and first name of founder or name of the legal person acting in this capacity

Brisset, Jeremy

Complete address

2100 – 1000 De La Gauchetière Street West, Montréal (Québec) H3B4W5 Canada

Constituting legislation (title and exact reference) of the legal person acting as founder

REZ-904 (2017-04)

Name of authorized individual of legal person

Electonic signature of

Jeremy Brisset

Reserved for the administration

Reference number of request: 020200056579741

Québec enterprise number: 1173501751

Numeric designation: 9374-8572 Québec Inc.

Registraire des entreprises	REZ-905 (2017-04)

Notice establishing the address of the head office and the list of directors

1	Name of the corporation

A designated numeric name has been requested.

Version(s) of the name of the corporation in any other language other than French, if any

2	Address of head office

2400 – 700 De La Gauchetière Street West, Montréal (Québec) H3B5M2 Canada

3	List of directors

Surname and first name

Raymond, Paul

Residential address

252 av. Kensington, Westmount (Québec) H3Z 2G6 Canada

Name of authorized individual of legal person

Jeremy Brisset

Electonic signature of

Jeremy Brisset

Reserved for the administration

Reference number of request: 020200056579741

Québec enterprise number: 1173501751

Numeric designation: 9374-8572 Québec Inc.

SCHEDULE

RESTRICTIONS ON SECURITY TRANSFERS

The securities of the Corporation (including shares), other than non-convertible debt securities, shall not be transferred without the approval of the board of directors or of the holder or holders of more than 50% of the voting shares of the Corporation, to be evidenced in either case by a resolution of such directors or shareholders.

SCHEDULE

OTHER PROVISIONS

1.	The annual meeting of the shareholders may be held at any place, in or outside of the Province of Québec, as may be determined by the directors.

2.

In the event the corporation becomes a reporting issuer (as defined in the Business Corporations Act (Québec) (the “Act”)) in any province or territory of Canada or has more than 50 shareholders, the directors may appoint from time to time one or more additional directors within the limits provided in the Act.

CERTIFICATE OF AMENDMENT

Business Corporations Act (CQLR, chapter S-31.1)

I attest that the legal person

9374-8572 Québec inc.

has modified its articles pursuant to the Business Corporations Act (Québec) to change its name for

Groupe Alithya inc.

and its version

Alithya Group inc.

September 10, 2018

Filed in the register on September 10, 2018 under the

Québec Registration Number 1173501751.

(Signed)

Registraire des entreprises

CERTIFICATE OF AMENDMENT

Business Corporations Act (CQLR, chapter S-31.1)

I attest that the legal person

Groupe Alithya inc.

and its version

Alithya Group inc.

has modified its articles pursuant to the Business Corporations Act (Québec) to integrate the changes outlined in the attached articles.

October 31, 2018

Filed in the register on October 31, 2018 under the Québec Registration Number 1173501751.

(Signed)

Registraire des entreprises

Registraire des entreprises	REZ-909 (2017-04)

Articles of Amendment

Québec Enterprise Number:

1173501751

Business Corporations Act (Québec)

1	Name of the corporation

Groupe Alithya inc.

Version(s) of the name of the corporation in any other language other than French, if applicable

Alithya Group inc.

2	Amendment to Articles

2.1 Amendment to Name

2.2 Other Amendments

See Schedule attached.

2.3. Date and Time of certificate, if applicable

Date:                     Time:

3	Correction of Articles

4	Signature

Last name and first name of the authorized officer or director: Nathalie Forcier

Electonic signature of:

Nathalie Forcier

Reserved for the administration

Reference number of request: 020200061896240

Numeric designation:

SCHEDULE

The Articles of the Corporation are amended as follows:

1.	The provisions relating to the authorized share capital of the Corporation as provided for in section 2 of the Articles of Incorporation of the Corporation are amended as follows:

a)	By creating an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Multiple Voting Shares and an unlimited number of preferred shares issuable in one or more series;

b)	By changing the issued and outstanding common share in the capital of the Corporation into one Class A Subordinate Voting Share; and

c)

By repealing the current share capital of the Corporation, as set forth in section 2 of the Articles of Incorporation of the Corporation, and replacing same with Schedule A attached to these articles of amendment, such that upon the issuance of a Certificate of Amendment in respect of these articles of amendment, the Corporation will be authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Multiple Voting Shares, and an unlimited number of preferred shares issuable in one or more series, having the rights, privileges, restrictions and conditions substantially as described in Schedule A attached hereto.

2.	By repealing the Schedule pertaining to the Restrictions on Security Transfers set forth in section 3 of the Articles of Incorporation of the Corporation and replacing same by the following provision:

“None”

3.	By amending the minimum and maximum number of directors provided in section 4 of the Articles of Incorporation of the Corporation and replacing same by the following:

Minimum : 3 and Maximum: 15

SCHEDULE A

AUTHORIZED SHARE CAPITAL

The shares of the Corporation shall consist of an unlimited number of Class A Subordinate Voting Shares (“Subordinate Voting Shares”), an unlimited number of Class B Multiple Voting Shares (“Multiple Voting Shares”), and an unlimited number of preferred shares (“Preferred Shares”) issuable in one or more series. The rights, privileges, restrictions and conditions attaching to each class of shares of the Corporation are as follows:

A.	SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES

1.	Voting Rights

Each holder of Multiple Voting Shares and each holder of Subordinate Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, each Multiple Voting Share shall entitle the holder thereof to ten (10) votes and each Subordinate Voting Share shall entitle the holder thereof to one (1) vote, voting together as a single class, except as otherwise expressly provided herein or as provided by law.

2.	Dividends; Rights on Liquidation, Dissolution, or Winding-Up

The Subordinate Voting Shares and the Multiple Voting Shares shall be subject to and subordinate to the rights. privileges, restrictions and conditions attaching to the Preferred Shares and the shares of any other class ranking senior to the Subordinate Voting Shares and the Multiple Voting Shares and shall rank pari passu, share for share, as to the right to receive dividends and to receive the remaining property and assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs. For the avoidance of doubt, holders of Subordinate Voting Shares and Multiple Voting Shares shall, subject always to the rights of the holders of Preferred Shares and the shares of any other class ranking senior to the Subordinate Voting Shares and the Multiple Voting Shares, be entitled to receive (i) such dividends as the Board of Directors of the Corporation shall determine, and (ii) in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs, the remaining property and assets of the Corporation, in the case of (i) and (ii) in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if the Subordinate Voting Shares and Multiple Voting Shares were of one class only, provided, however, th.at in the event of a payment of a dividend in the form of shares of the Corporation, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares and holders of Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the Board of Directors of the Corporation.

3.	Subdivision or Consolidation

No subdivision or consolidation of the Subordinate Voting Shares or the Multiple Voting Shares shall be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

4.	Conversion Rights

4.1

At the Option of the Holder. The Subordinate Voting Shares cannot be converted into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share, on the following basis:

4.1.1

The conversion privilege shall be exercised by notice in writing given to the transfer agent of the Corporation, if one has been appointed by the Corporation, and if not, to the Secretary of the Corporation, accompanied by a certificate or certificates representing the Multiple Voting Shares in respect of which the holder desires to exercise such conversion privilege. Such notice shall be signed by the holder of the Multiple Voting Shares in respect of which such conversion privilege is being exercised, or by the duly authorized representative thereof, and shall specify the number of Multiple Voting Shares which such holder desires to have converted. The holder shall also pay any governmental or other tax imposed in respect of such conversion. The conversion of the Multiple Voting Shares into Subordinate Voting Shares shall take effect upon receipt by the transfer agent of the Corporation, if one has been appointed by the Corporation, and if not, by the Secretary of the Corporation of the conversion notice accompanied by the certificate or certificates representing the Multiple Voting Shares in respect of which the holder desires to exercise such conversion privilege.

4.1.2

Upon receipt of such notice and certificate or certificates, the Corporation shall, at its expense, effective as of the date of such receipt, issue or cause to be issued the Subordinate Voting Shares, in certificated or uncertificated form, upon the basis above prescribed to the holder of such Multiple Voting Shares. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Multiple Voting Shares represented by the original certificate which are not to be converted.

4.1.3

The right of a registered holder of Multiple Voting Shares to convert such shares into Subordinate Voting Shares shall be deemed to have been exercised, and the registered holder of the Multiple Voting Shares to be converted (or any person or persons in whose name or names such registered holder shall have directed Subordinate Voting Shares to be registered) shall be deemed to have become a holder of Subordinate Voting Shares of record for all purposes, on the date of surrender of the certificate(s) representing the Multiple Voting Shares to be converted accompanied by notice in writing as referred to above or, in the case of automatic conversion pursuant to Section 4.2 hereof, on the date the holder of Multiple Voting Shares is deemed to have exercised its right to convert.

4.2

Automatic Conversion. Subject to the paragraph immediately below, upon the first date that any Multiple Voting Share shall be held other than by a Permitted Holder, such holder, without any further action, shall automatically be deemed to have exercised his, her or its rights under subsection 4.1 to convert such Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis.

Upon the death of a Permitted Holder that is an individual, all Multiple Voting Shares held, either directly or indirectly, by such Permitted Holder immediately prior to such Permitted Holder’s death, will automatically convert into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis, on the date that is ninety (90) days following the death of the Permitted Holder (the “Deadline Date”), unless, prior to the Deadline Date, such Multiple Voting Shares are transferred to, in whole or in part, any of the other remaining Permitted Holders. Any portion of Multiple Voting Shares that has not been transferred pursuant to the preceding sentence prior to the Deadline Date will automatically convert into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis, on the Deadline Date. Upon the death of the last remaining Permitted Holder that is an individual, all Multiple Voting Shares held, either directly or indirectly, by such remaining Permitted Holder immediately prior to such remaining Permitted Holder’s death, will automatically convert into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis, on the date of death of such remaining Permitted Holder.

For purposes of this subsection 4.2, the following terms shall have the following respective meanings:

“Direxions” means Direxions Trust (Fiducie Direxions), a trust existing under the laws of Quebec;

“MixMedia” means MixMedia Computer Services Inc. (Services informatiques MixMédia inc.), a legal person duly incorporated under the Business Corporations Act (Quebec);

“Triaxions” means Triaxions Trust (Fiducie Triaxions), a trust existing under the laws of Quebec; and

“Permitted Holder” means (i) Ghyslain Rivard; (ii) Pierre Turcotte; (iii) Paul Raymond; and (iv) MixMedia, Triaxions and Direxions (or any successor entity thereof, by amalgamation, arrangement, reorganization or otherwise), in each case as long as it is controlled by one of the foregoing Permitted Holders (or any combination of Permitted Holders).

For purposes of this subsection 4.2, “controlled” means: (i) in the case of any body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least 50% + 1 of the votes for the election of directors and representing in the aggregate at least 50% + 1 of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by a

Permitted Holder or Permitted Holders; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; (ii) in the case of a person that is not a body corporate, at least 50% + 1 of the participating (equity) and voting interests of such person are held, directly or indirectly, by a Permitted Holder or Permitted Holders; and (iii) in the case of a trust, a Permitted Holder or Permitted Holders are the sole or majority voting trustees pursuant to any trust agreement governing such trust; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

B.	PREFERRED SHARES

1.	Directors’ Authority to Issue in One or More Series

The directors of the Corporation may issue the Preferred Shares at any time and from time to time in one or more series.

2.	Terms of Each Series

Before the first shares of a particular series are issued, the board of directors of the Corporation shall fix the number of shares in such series and shall determine, subject to any limitations set out in the articles, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limitation, any right to receive dividends (which may be cumulative, non-cumulative or partially cumulative and variable or fixed), the rate or rates, amount or method or methods of calculation of preferential dividends and whether such rate or rates, amount or method or methods of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the rights of redemption (if any) and the redemption price and other terms and conditions of redemption, the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be provided to such holders in the future, the voting rights and the conversion or exchange rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto.

3.	First Shares of Each Series

Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the enterprise registrar the articles of amendment containing a description of such series including the designations, rights, privileges, restrictions and conditions determined by the directors.

4.	Ranking of Preferred Shares

No rights, privileges, restrictions or conditions attaching to a series of Preferred Shares shall confer upon a series a priority over any other series of Preferred Shares in respect of the payment of dividends or any distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Corporation.

The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends, the return of capital and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

5.	Priority

The Preferred Shares shall be entitled to priority over the Subordinate Voting Shares and Multiple Voting Shares of the Corporation and over any other shares of any other class of the Corporation ranking junior to the Preferred Shares with respect to priority in the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among the shareholders for the purpose of winding up its affairs.

6.	Other Preferences

The Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Subordinate Voting Shares and Multiple Voting Shares and over any other shares of the Corporation ranking junior to Preferred Shares as may be determined in the case of such series of Preferred Shares in accordance with paragraph 2.

7.	Participation

If any cumulative dividends or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding up of the Corporation in respect of a series of Preferred Shares are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full, provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

8.	Voting Rights

Except as hereinafter referred to or as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of the Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

9.	Conversion Right

The Preferred Shares of any series may be made convertible into or exchangeable for any other class of shares of the Corporation.

10.	Variation of Rights

The provisions attaching to the Preferred Shares as a class may be amended or repealed at any time with such approval as may then be required by law to be given by the holders of the Preferred Shares as a class.